Exhibit 99.1

Trina Solar Statement on U.S. DOC Final Determination of
Antidumping and Countervailing Duties in the United States

SAN JOSE, CA and CHANGZHOU, China, Oct. 10, 2012 — Trina Solar Limited (NYSE: TSL) (“Trina Solar” or the “Company”) offers the following statement regarding the final determinations of antidumping and countervailing duties (AD/CVD) by the U.S. Department of Commerce (“DOC”) in the AD/CVD investigations on Crystalline Silicon Photovoltaic Cells, Whether or Not Assembled into Modules, from China.

On October 10, 2012, the DOC announced its final determination regarding the duties applicable to these imports. Trina Solar, a producer and exporter of these products to the United States market, received a combined effective net rate of 23.75% (out of a range from 23.75% to 254.66%).  This rate is comprised of AD duties of 18.32% and CVD duties of 15.97%, of which an export subsidy of 10.54% is subtracted from the AD duties calculation to avoid double application.  Trina Solar has prepared for this potential outcome and continues to abide by its contractual commitments.

The DOC also reaffirmed that the scope of the case would be limited to solar cells and modules manufactured using solar cells produced in China.

Trina Solar continues to actively defend its position before the International Trade Commission (“ITC”), which in November of 2012 is expected to make separate determinations of economic injury as well as critical circumstances before the AD/CVD duties can be imposed.

At the end of these cases, Trina Solar will consider whether it is necessary and prudent to appeal the final determinations issued by the DOC or the ITC.

“While we disagree with the Department of Commerce’s conclusions in this case, we will abide by their decision and look forward to the ITC’s final ruling on this issue in November,” said Jifan Gao, Chairman and Chief Executive Officer of Trina Solar.  “We are a strong, resilient company and we will continue to innovate, drive technological advances and bring clean energy to the U.S. and around the world.”

“We highly value our U.S. customers and business partners, and their loyal support throughout this process,” said Mark Mendenhall, President of Trina Solar Americas.  “We look forward to final resolution of this case and will continue to build strong relationships and to grow our North American business to meet our customers’ needs.”

About Trina Solar Limited

Trina Solar Limited (NYSE: TSL) is a leading manufacturer of high quality modules and has a long history as a solar PV pioneer since it was founded in 1997 as a system installation company. Trina Solar is one of the few PV manufacturers that have developed a vertically integrated business model from the production of monocrystalline and multicrystalline silicon ingots, wafers and cells to the assembly of high quality modules. Trina Solar’s products provide reliable and environmentally-friendly electric power for a growing variety of end-user applications worldwide. For further information, please visit Trina Solar’s website at http://www.trinasolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s ability to raise additional capital to finance the Company’s activities; the effectiveness, profitability and marketability of its products; the future trading of the securities of the Company; the Company’s ability to operate as a public company; the period of time for which the Company’s current liquidity will enable the Company to fund its operations; general economic and business conditions; demand in various markets for solar products; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For further information, please contact:

Trina Solar Limited	Brunswick Group
Terry Wang, CFO	Michael Fuchs
Phone: + 86.519-8548-2009 (Changzhou)	Phone: + (86) 10-6566-2256
Thomas Young, Vice President, Investor Relations	Email: trina@brunswickgroup.com
Phone: + 1(408)207.2786 (San Jose)
Email: ir@trinasolar.com